[redacted]

BD 3/4

SE(08026629 IMISSION

SEC Mail Mail Processing Section
FEB 28 2008
Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42532

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProFinance Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11230 Sorrento Valley Road, Suite 160
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B. Jones 858-455-8760 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu & Associates
(Name – *if individual, state last, first, middle name*)

9191 Towne Centre Drive #460 (Address) San Diego, (City) CA (State) 92122 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KG 3/18

OATH OR AFFIRMATION

I, Michael B Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pro Finance Associates, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEATHER C. ALMANZA
Commission # 1672377
Notary Public - California
San Diego County
My Comm. Expires Jun 4, 2010

Heather C Almanza 02/28/2008
Notary Public

[Signature]
Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ProFinance Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

December 31, 2007 and 2006

LICHTER, YU & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

Independent Auditor's Report

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of ProFinance Associates, Inc. as of December 31, 2007 and 2006, and the related statements of operations and changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining evidence, on a test basis, supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProFinance Associates, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
February 6, 2008

ProFinance Associates, Inc.
Statements of Financial Condition
December 31, 2007 and 2006

Assets

	2007	2006
Current Assets		
Cash	$ 59,390	$ 56,127
Fees receivable	13,204	-
Related party loan receivable	-	5,000
Deposits	2,172	2,172
Prepaid expenses	3,697	-
Investments	127,177	87,190
Total Current Assets	205,640	150,489
Fixed Assets		
Property and equipment, net of accumulated depreciation of $41,705 and $39,974	1,422	3,153
Total Fixed Assets	1,422	3,153
Total Assets	$ 207,062	$ 153,642

Liabilities and Stockholder's Equity

	2007	2006
Current Liabilities		
Accounts payable and accrued expenses	$ -	$ 41,500
Income tax payable	6,600	-
Total Current Liabilities	6,600	41,500
Stockholder's Equity		
Common stock, no par value, authorized 2,500 shares, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	109,750	109,750
Retained earnings (deficit)	80,712	(7,608)
Total Stockholder's Equity	200,462	112,142
Total Liabilities and Stockholder's Equity	$ 207,062	$ 153,642

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Operations
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenue		
Consulting and financing fees	$ 1,177,407	$ 364,699
Reimbursed expenses	796	13,331
Total Revenue	1,178,203	378,030
Expense		
Salaries, payroll taxes and benefits	540,363	222,033
Dues and subscriptions	4,686	2,471
Insurance	38,016	31,597
Professional services	128,456	41,975
Referral fee	-	600
Rent	32,442	30,385
Telephone	7,268	8,515
Travel expenses	20,761	24,526
Other expenses	12,177	21,766
Total Expenses	784,169	383,868
Income (loss) from operations	394,034	(5,838)
Other (Income) and Expense		
Investment income	(10,283)	(2,778)
Interest income	(318)	(454)
Unrealized investment income	(57,817)	(18,532)
Other income	(35,000)	-
Depreciation	1,732	5,528
Total Other (Income) and Expense	(101,686)	(16,236)
Income (Loss) Before Provision for Income Taxes	495,720	10,398
Income tax provision	7,400	800
Net Income (Loss)	$ 488,320	$ 9,598

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net Income	$ 488,320	$ 9,598
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	1,732	5,528
Unrealized investment income	(57,817)	(18,532)
Decrease (Increase) from fees receivable	(13,204)	8,607
Decrease (Increase) in prepaid expenses	(3,697)	2,443
(Decrease) Increase in accounts payable	(41,500)	36,788
(Decrease) Increase in income tax payable	6,600	-
Total Adjustments	(107,886)	34,834
Net cash provided by operations	380,434	44,432
Cash flows from investing activities:		
Proceeds from investments	17,832	10,288
Purchase of fixed assets	-	(2,609)
Purchase of investments	-	(4,800)
Net cash provided by investing activities	17,832	2,879
Cash flows from financing activities:		
Issuance of loan receivable	(39,289)	(5,000)
Proceed from loan receivable	44,286	
Stockholder's distribution of capital	(400,000)	-
Net cash provided by (used in) financing activities	(395,003)	(5,000)
Net change in cash	3,263	42,311
Cash at beginning of period	56,127	13,816
Cash at end of period	$ 59,390	$ 56,127
Supplemental cash flow disclosures:		
Income tax payments	$ 800	$ 800

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2007 and 2006

	2007	2006
Common Stock		
Balance at beginning of year	$ 10,000	$ 10,000
Balance at end of year	10,000	10,000
Additional paid in capital		
Balance at beginning of year	109,750	109,750
Balance at end of year	109,750	109,750
Retained earnings		
Balance at beginning of year	(7,608)	(17,206)
Net income (loss)	488,320	9,598
Distributions from accumulated earnings	(400,000)	-
Balance at end of year	80,712	(7,608)
Total Stockholder's Equity	$ 200,462	$ 112,142

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Notes to Financial Statements
December 31, 2007 and 2006

1. Summary of significant accounting policies and business of the Company:

Organization and Business

ProFinance Associates, Inc. (Company) was incorporated in the state of New Jersey in August 1985. The Company acts as specialized investment bankers for various service businesses throughout the United States and abroad, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The basic services of the Company are to assist in arranging financing for client companies and to identify and assist in negotiating merger and acquisition transactions. The Company does not carry customer accounts or handle customer securities.

Revenue and expense recognition:

Revenues are generally recognized by the Company only upon the close of a transaction and when collectibility is reasonably assured. Whether or not a transaction closes, the Company is generally entitled to a reimbursement of out-of-pocket expenses.

Expenses are recognized under the accrual method of accounting.

Cash and cash equivalents:

The Company considers all highly liquid short-term investments with maturities of three months or less to be cash equivalents.

Investments:

Investments that were held during the year ended December 31, 2007 and 2006 consisted of investments in a partnership and stocks.

Investments were comprised of the following at December 31, 2007 and 2006:

Type of Investments	2007	2006
Stocks	$ 74,235	$ 46,186
Partnerships	52,942	41,004
Total	$127,177	$ 87,190

Fixed assets:

Property and equipment are carried at cost. Depreciation is computed using the straight line method over the estimated useful lives of the assets, as follows:

Office Equipment	3 to 10 years
Furniture and Fixtures	3 to 10 years
Leasehold Improvements	Balance of lease at time of acquisition

Use of estimates:

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could vary from the estimates that were used.

Income taxes:

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2007 and 2006 the Company made an appropriate state income tax provision for minimum state tax of $7,700 and $800 respectively.

Recent Accounting Pronouncements:

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAF No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133, establishes a requirement to evaluate interest in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and amends SFAS No. 140 to eliminate the prohibition on the qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for all financial instruments acquired or issued after the beginning of the Company's first fiscal year that begins after September 15, 2006.

In March 2006, FASB issued SFAS No. 156 "Accounting for Servicing of Financial Assets." This Statement amends FASB Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1. Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.
2. Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.
3. Permits an entity to choose 'Amortization method' or Fair value measurement method' for each class of separately recognized servicing assets and servicing liabilities.
4. At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

Recent Accounting Pronouncements (Continued):

5. Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

This Statement is effective as of the beginning of the Company's first fiscal year that begins after September 15, 2006. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109" which prescribes threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal year beginning December 17, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements". This Statement defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In September 2006, FASB issued SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans"—an amendment of FASB Statements No. 87, 88, 106, and 132(R). This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

a. A brief description of the provisions of this Statement

Recent Accounting Pronouncements (Continued):

b. The date that adoption is required

c. The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

In February 2007, FASB issued FASB Statement No. 159 ("FAS 159"), The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. The Company's management is currently evaluating the effect of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

2. Revenues from significant clients:

The nature of the Company's business is to complete a small number of transactions each year for a limited number of clients. As such, it is normal for there to be revenue concentrations from significant clients. During the year ended December 31, 2007 the Company had four clients which accounted for approximately 92% of its fee revenue.

3. Cash:

The Company maintains its cash balances at banks and a brokerage house located in San Diego, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $100,000. As of December 31, 2007 and 2006, there were no uninsured cash balances.

4. Fixed assets:

At December 31, 2007 and 2006, Furniture, Leasehold Improvements and Equipment consisted of the following:

	2007	2006
Equipment	$ 27,531	$ 27,531
Furniture	9,461	9,461
Leasehold Improvement	6,135	6,135
	43,127	43,127
Accumulated Depreciation	(41,705)	(39,974)
Total	$ 1,422	$ 3,153

5. Net capital requirement:

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions (SEC Rule 15c-3-1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2007 and 2006, the Company had net capital requirements of $5,000 and net capital of approximately $107,569 and $48,600, respectively.

6. Related party loan receivable

As of December 31, 2006 the Company had a $5,000 loan receivable from another corporation in which our sole shareholder and President is also the interim President. This amount was repaid in February 2007 with interest at the rate of four percent per annum.

7. Leases:

The Company leases its office space under operating lease on a month to month basis. Total rent expenses paid for the year ending December 31, 2007 and 2006 was $32,442 and $30,385 respectively.

8. Litigation:

In September 2005, two individuals brought a Declaratory Relief in Federal Court located in Bexar County, Texas against the Company. The declaratory relief action does not request damages against the Company. The Petition requests the court interpret the contract to rule that no commissions are due under the agreement.

In November 2006 and December 2006, the Company and the defendant filed cross motion for summary judgment. A hearing was held on January 26, 2006, and the Court found that judgment should be rendered in favor of the Company, and dismissing the plaintiffs' claims against the Company. Final judgment has not been entered on the Court's finding, so the time for appeal of judgment has not yet begun to run. In addition, the Court denied the plaintiffs' and Company's motion for summary judgment.

Following a jury trial which began in August 2007, the court entered judgment in favor of the Company and against the plaintiffs. Final judgment was entered in December 2007, subsequent to which the plaintiffs' filed a motion for a new trial and to modify and/or correct the judgment. To date, the motion is pending. No amount has been recorded on the books related to the commission or claim and all costs have been expenses in the normal course of business.

9. Customer Protection Rule Exemption:

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

10. Related Party Transaction and Commitments:

Michael B. Jones owns 100% of ProFinance Associates, Inc. He also owns 47.5% of SeaPro, LLC with his wife. SeaPro was created to buy and refurbish an office building. ProFinance plans to move into that building as a tenant in the secord quarter of 2008 when the building is completed. As a tenant and affiliated party to Michael B. Jones, on August 27, 2007 the Company entered into a guaranty loan agreement for SeaPro, LLC with a bank in San Diego, California for $2,167,500, with variable interest rate at 1% point over the index and principle plus all accrued unpaid interest due on August 31, 2008. The Company absolutely and unconditionally guarantees full and punctual payment and satisfaction of the indebtedness of the borrower to the lender.

Supplemental Schedules

ProFinance Associates, Inc.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2007 and 2006

SCHEDULE I

	2007	2006
Equity - End of Year	$ 200,462	$ 112,142
Less Non Allowable Assets		
Receivable	13,204	-
Related Party Loan Receivable	-	5,000
Furniture and Fixtures (net of depreciation)	1,422	3,153
Investments	52,942	41,005
Deposits and Prepaid Expense	5,869	2,172
Total Non Allowable Assets	73,437	51,330
Net capital before haircuts	127,025	60,812
(Increase) Decrease in Hair Cuts or Undue Concentration	19,456	12,212
Net Capital	$ 107,569	$ 48,600
Total Liabilities	6,600	41,500
Aggregated Indebtedness	6,600	41,500
Net Capital Required	5,000	5,000
Minimum Net Capital Required 6 2/3% of Aggregated Indebtedness	440	2,767
Minimum Dollar Requirement	5,000	5,000
Net Capital Requirement (greater of the two)	5,000	5,000
Excess Net Capital	102,569	43,600
Excess Net Capital @ 1000% (Net Capital - 10% of Aggregate Indebtedness)	$ 106,909	$ 44,450

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Reconciliation of Net Capital Computation with Focus II Report
December 31, 2007 and 2006

SCHEDULE II

	2007	2006
Net Captial Per Focus II Report	$ 116,837	$ 83,625
Increase (Decrease) in Income due to audit adjustments	(25,566)	(46,177)
(Increase) Decrease in nonallowable assets	16,298	11,152
Net Capital	$ 107,569	$ 48,600

	2007	2006
Reconciliation of Audit Adjustments:		
Tax provision	$ (6,600)	$ -
Correction to receivable	(17,832)	-
Correction to expense account	(1,134)	(4,677)
Accrual for pension contribution	-	(41,500)
Increase (Decrease) in income due to audit adjustments	$ (25,566)	$ (46,177)

The accompanying notes are an integral part of these financial statements.

ProFinance Associates, Inc.
Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15C3-3

December 31, 2007 and 2006

Schedule III

ProFinance Associates, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

LICHTER, YU & ASSOCIATES

CERTIFIED PUBLIC ACCOUNTANTS

LOS ANGELES:
16133 VENTURA BOULEVARD
SUITE 520
ENCINO, CA 91436
(818) 789-0265 TELEPHONE
(818) 784-3292 FACSIMILIE

SAN DIEGO:
9191 TOWNE CENTRE DRIVE
SUITE 406
SAN DIEGO, CA 92122
(858) 320-2808 TELEPHONE
(858) 320-2828 FACSIMILIE

The Board of Directors
ProFinance Associates, Inc.
San Diego, California

In planning and performing our audit of the financial statements of ProFinance Associates, Inc. as of December 31, 2007, we considered its internal control, including activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company including test of such practices and procedures that we considered relevant to the objectives state in Rule 17a-5(g) in making the periodic computation of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verification and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material

weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amount that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu & Associates

Lichter, Yu & Associates
Certified Public Accountants

San Diego, California
February 6, 2008

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